VIRALYTICS LTD
ONCOLYTIC VIRUSES

RECEIVED

2007 SEP 17 A 9:29

07026587

SUPPL

5 September 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Attention: Mr. Elliot Staffin

Re: ~~Viralytics Limited~~
12g3-2(b) Information
File No. 82-34945

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

Bryan Dulhunty
Executive Chairman

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

9/18

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com

t +61 2 9499 3200 f +61 2 9499 3300
8/33 Ryde Road Pymble NSW 2113
Australia

VIRALYTICS LTD

ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

ASX Release
Date: 5 September 2007

Subject: Clinical trial of CAVATAK™ progresses to 10 fold higher dose in Phase I, intratumoural administration, dose escalation melanoma cancer trial

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Viralytics is pleased to announce that following a meeting of the Data Safety Monitoring Committee (DSMC), established to monitor the ongoing safety of the Phase I, intratumoural administration, late stage melanoma cancer trial, the company has been given permission to commence dosing of the next three patient group.

The next group will receive a 10-fold higher dose (1×10^8 $TCID_{50}$) than the first group.

It was determined from the dosing of the first three melanoma patients that:

1. There were no serious or severe adverse events considered to be related to the study medication or causing withdrawal from the study.

2. Two injections of CAVATAK™ at a combined dose up to 2×10^7 $TCID_{50}$ into one subcutaneous lesion in patients with Stage IV metastatic melanoma appears to be well tolerated.

The primary endpoint of the initial phase I clinical trials, is to determine safety and to determine a maximum tolerable dose. Secondary endpoints addressing early stage biological activity will be determined through the assessment of tumour size and signs of viral replication.

To date, all of the melanoma patients treated, appear to have tolerated either a single or multiple intratumoural injections of CAVATAK™ up to a combined dose of 2×10^7 $TCID_{50}$.

The completion of dosing of the first group of the current Phase I trial brings the total number of late stage melanoma patients that have been injected with CAVATAK™ to 8.

Review of the data from these 8 patients indicates that some patients have displayed transient reductions in the mass of the injected tumour and presented evidence of the continued presence of CAVATAK™ in the injected tumour approx 4-5 weeks post injection.

Whilst these preliminary findings are encouraging they must be viewed with caution due to the limited number of patients treated. No conclusions should be drawn at this stage regarding the clinical efficacy of CAVATAK™.

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3[illegible]00 [illegible] 61 2 9499 33[illegible]
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 0 [illegible]

Plans to administer 10-100 fold higher doses of CAVATAK™ are on schedule and will be important to gaining further insight into the possible clinical effectiveness of CAVATAK™ in end-stage melanoma patients.

With this additional safety data to hand, the Company will now undertake the steps necessary to initiate its planned 26 patient intravenous administration, Phase I, dose escalation trial using CAVATAK™ in late stage Breast, Prostate and Melanoma cancer patients that was previously announced to the market.

Bryan Dulhunty
Executive Chairman

About the Trial - Phase I, open label study of CAVATAK™ given intratumourally in Stage IV melanoma

The primary aim of the study is to determine the safety of CAVATAK™.

The secondary objectives include:

1. Evaluating the effect on and clinical response of CAVATAK™ on the injected nodules and

2. Evaluating the effect of CAVATAK™ on non-injected tumours.

The study will include 9 patients (3 cohorts of 3 patients). Patients will be injected intratumourally with two doses of CAVATAK™ 48 hours apart. The first cohort will receive the same dose as received by patients in Viralytics first 3 melanoma safety study completed in June 2006. The second and third cohorts will receive increasingly higher dosing levels. Dosing levels will be Cohort 1 $2x10^7$ $TCID_{50}$, Cohort 2 $2x10^8$ $TCID_{50}$ and Chort 3 $2x10^9$ $TCID_{50}$.

About Viralytics Ltd. Viralytics is listed on the Australian Stock Exchange (ASX code: VLA), Viralytics ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a human virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

END